SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of December, 2002


                               LANOPTICS LTD.
 -----------------------------------------------------------------------------
              (Translation of registrant's name into English)


                              1 Hatamar Street
                                 P.O.B. 527
                               Yokneam 20692
                                   ISRAEL
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                  (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  |X|    Form 40-F.....


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes       No  |X|....

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                                   Contents


         Attached hereto and incorporated by reference is the registrant's press release and the press release of the registrant's subsidiary, E.Z. Chip Technologies Ltd., both dated December 16, 2002.


                                  Signatures


               Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          LANOPTICS LTD.


                                          By:  /s/ Dror Israel
                                              -------------------------------
                                              Name:   Dror Israel
                                              Title:  CFO and Corporate
                                                      Secretary

Dated: December 16, 2002



                                 Exhibit Index


Exhibit Number           Description

99.1                     Registrant's Press Release, dated December
                         16, 2002.

99.2                     Press Release of E.Z. Chip Technologies
                         Ltd., dated December 16, 2002.